================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              _____________________

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              _____________________

                           AGILE SOFTWARE CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                              _____________________

      Certain Options to Purchase Common Stock, Par Value $0.001 Per Share
                  Having an Exercise Price of $15.00 or Greater
                         (Title of Class of Securities)

                              _____________________

                                    00846X105
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                              _____________________

                                 Bryan D. Stolle
                      President and Chief Executive Officer
                           Agile Software Corporation
                        One Almaden Boulevard, 12th Floor
                           San Jose, California 95113
                                 (408) 975-3900

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                              _____________________

                                   Copies to:
                               Sally J. Rau, Esq.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                           Palo Alto, California 94301
                                 (650) 833-2000

                            CALCULATION OF FILING FEE

     =====================================================================================================================
                      Transaction Valuation**                                     Amount of Filing Fee
     ---------------------------------------------------------------------------------------------------------------------
                          $58,209,476.12                                                $11,641.90

     =====================================================================================================================

** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,496,391 shares of common stock of Agile Software Corporation having an aggregate value of $58,209,476.12 as of October 11, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        Not Applicable.
     Form or Registration No.:      Not Applicable.
     Filing Party:                  Not Applicable.
     Date Filed:                    Not Applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

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ITEM 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated October 18, 2001 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. Subject Company Information.

        (a) The name of the issuer is Agile Software Corporation, a Delaware corporation ("Agile" or the "Company"). The address of its principal executive offices is One Almaden Boulevard, 12th Floor, San Jose, California 95113. The telephone number at that address is (408) 975-3900. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Agile Software Corporation") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible option holders to exchange certain eligible stock options to purchase shares of the Company's common stock, par value $0.001 per share, ("Option Shares"), outstanding under the Company's 1995 Stock Option Plan (the "1995 Plan"), the 2000 Nonstatutory Stock Option Plan (the "2000 Plan") and the Digital Market, Inc. 1995 Stock Plan (the "DMI Plan," and collectively with the 1995 Plan and the 2000 Plan, the "Option Plans"), and which have an exercise price of $15.00 per share or greater, for new options that will be granted under the 1995 Plan (for all option holders who are executive officers of Agile) or the 2000 Plan (for all option holders who are not executive officers of Agile) (collectively, the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange and the related cover letter and attached Summary of Terms. Employees are eligible to participate in the offer if they are employees of Agile as of October 18, 2001 and remain employees through the date on which the New Options are granted, but only if they reside or work in the United States, Canada, France, Germany, Japan, Taiwan or the United Kingdom. Executive officers are entitled to participate but members of the Board of Directors of Agile, including our Chief Executive Officer Bryan D. Stolle, are not eligible to participate in this offer.

        The number of shares of common stock subject to the New Options will be 75% of the number of shares of common stock subject to the options that are accepted for exchange and cancelled. Only options for all of the shares of common stock subject to a particular option grant can be exchanged. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Eligibility"), Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

        (a)  The filing person is the issuer. The information set forth under
Item 2(a) above is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Material Tax Consequences for Employees Who are Tax Residents in Canada"), Section 16 ("Material Tax Consequences for Employees Who are Tax Residents in France"), Section 17 ("Material Tax Consequences for Employees Who are Tax Residents in Germany"), Section 18 ("Material Tax Consequences for Employees Who are Tax Residents in Japan"),
Section 19 ("Material Tax Consequences for Employees Who are Tax Residents in

Taiwan"), Section 20 ("Material Tax Consequences for Employees Who are
Tax Residents in the United Kingdom"), and Section 21 ("Extension of Offer; Termination; Amendment"), are incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Agile Software Corporation 1995 Stock Option Plan is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

        (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), and Section 12 ("Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") and in Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") are incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 22 ("Fees and Expenses") is incorporated herein by reference.

        (b) Not applicable.

        (d) Not applicable.

ITEM 8. Interest in Securities of the Subject Company.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a) Not applicable.

ITEM 10. Financial Statements.

        (a) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Agile Software Corporation") and Section 23 ("Additional Information") and in the Company's (i) Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 25, 2001 and (ii) Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001, which contain Agile's financial statements, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's web site at www.sec.gov.

        (b) Not applicable.

ITEM 11. Additional Information.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b) Not applicable.

ITEM 12. Exhibits.

        (a)    (1)  Offer to Exchange Outstanding Options for New Options,
                    dated October 18, 2001.

               (2)  Press Release dated October 18, 2001.

               (3)  E-mail sent to employees of the Company on October 18, 2001.

               (4)  Form of Election Form.

               (5)  Form of Change of Election Form.

               (6) Agile Software Corporation Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 25, 2001 and incorporated herein by reference.

               (7) Agile Software Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001 and incorporated herein by reference.

        (b)    Not applicable.

        (d)    (1)  Agile Software Corporation 1995 Stock Option Plan.

               (2)  Agile Software Corporation 1995 Stock Option Plan
                    Prospectus.

               (3) Form of Option Agreement pursuant to the Agile Software Corporation 1995 Stock Option Plan.

               (4)  Agile Software Corporation 2000 Nonstatutory Stock Option
                    Plan.

               (5) Agile Software Corporation 2000 Nonstatutory Stock Option Plan Prospectus.

               (6) Form of Option Agreement pursuant to the Agile Software Corporation 2000 Nonstatutory Stock Option Plan.

        (g)    Not applicable.

        (h)    Not applicable.

ITEM 13. Information Required by Schedule 13E-3.

        (a)    Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     AGILE SOFTWARE CORPORATION


                                     By: /S/ Bryan D. Stolle
                                        ----------------------------------------
                                        Bryan D. Stolle
                                        President and Chief Executive Officer

Date: October 18, 2001

                                INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                  DESCRIPTION
--------------      ----------------------------------------------------------

     (a)(1)         Offer to Exchange All Outstanding Options for New
                    Options, dated October 18, 2001.
     (a)(2)         Press Release dated October 18, 2001.
     (a)(3)         E-Mail sent to employees of the Company on October 18, 2001.
     (a)(4)         Form of Election Form.
     (a)(5)         Form of Change of Election Form.
     (a)(6) Agile Software Corporation Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 25, 2001 and incorporated herein by reference.
     (a)(7) Agile Software Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001 and incorporated herein by reference.
     (d)(1)         Agile Software Corporation 1995 Stock Option Plan.
     (d)(2)         Agile Software Corporation 1995 Stock Option Plan
                    Prospectus.
     (d)(3) Form of Option Agreement pursuant to the Agile Software Corporation 1995 Stock Option Plan.
     (d)(4)         Agile Software Corporation 2000 Nonstatutory Stock Option
                    Plan.
     (d)(5) Agile Software Corporation 2000 Nonstatutory Stock Option Plan Prospectus.
     (d)(6) Form of Option Agreement pursuant to the Agile Software Corporation 2000 Nonstatutory Stock Option Plan.